SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, March 14, 2016 - BRASKEM S.A. (BM&FBOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK).

Attn:   Nilza Maria Silva de Oliveira

Corporate Oversight Manager-1

Ref.: Official Letter 111/2016/CVM/SEP/GEA-1

Dear Sir/Madam:

In response to Official Letter 111/2016/CVM/SEP/GEA-1 (“Official Letter”) dated March 11, 2016, through which you request that Braskem S.A. (“Braskem” or “Company”) provide clarifications, as transcribed below,

“Dear Officer,

In reference to the article published today via the electronic media Yahoo Notícias, entitled: “Braskem como moeda de troca da Odebrecht, Dia D da Usiminas e 9 balanços e mais,” which contains the following statements:

According to Folha de S. Paulo, with overdue debt in the amount of R$10 billion that threatens to lead one of your companies to file for bankruptcy, Odebrecht is being pressured to use its petrochemical producer Braskem (BRKM5), its crown jewel, in its renegotiations with bank creditors. To renegotiate the debt of Agroindustrial and to extend the repayment period, the creditors want Odebrecht to give stock in Braskem as guarantee, as ascertained by Folha.

In view of the above, we request that you clarify if the statements are true and, if so, explain the reasons why the company believes they do not represent a material fact and provide any comments deemed relevant to this matter.

Said response must be made via the Sistema Empresa.NET system, in the category: Notice to the Market, type: Clarifications on CVM/BOVESPA Consultations, subject matter: Article Published in the Media, which should include a transcription of this official letter.

Note that under Article 3 of CVM Instruction 358/02,, the Investor Relations Officer is responsible for disclosing and informing the CVM and, if necessary, the stock exchange and the over-the-counter entity on which the company’s securities are traded, of any material act or fact occurred or related to its businesses, as well as to ensure its broad and immediate disclosure simultaneously in all markets in which said securities are traded.

As requested, Braskem clarifies to the market that:

(a) The excerpt from the article highlighted by the Official Letter raises the possibility of the use by Odebrecht of the equity interest it holds in Braskem for the purposes of renegotiating the debt of its subsidiary Agroindustrial with bank creditors;

(b) The matter falls under the responsibility of Odebrecht, given that the convenience and opportunity for the use of its shareholdings is the exclusive decision of the shareholder;

(c) Notwithstanding, Braskem was not requested to carry out any pledge of its shares held by Odebrecht with regard to the transaction cited above; and

(d) BRASKEM will keep the market duly informed of any facts deemed material involving the matter.

More information can be obtained from Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

 Sincerely,

Mario Augusto da Silva
Chief Financial and Investor Relations Officer
Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2016
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.